EX - 99.77C


                       Meeting of Stockholders




     On June 6, 2006, the Fund held its Annual Meeting of Stockholders. The following Directors were elected by the following Votes: Peter J. Hooper 3,685,400 For; 221,170 Abstaining, George G. Moore 3,837,774 For; 68,795 Abstaining and Margaret Duffy 3,685,055 For; 221,515 Abstaining. Brendan Donohoe, Denis P. Kelleher and James W. Walton continue to serve in their capacities as Directors of the Fund.